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VanEck Merk Gold ETF

2025-02-13 webinar transcript

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Webinar: Tariffs, Gold and Market Shifts - Your Questions Answered

Speaker 3 (00:05.292)

Good afternoon. I am Brandon Rakszawski, Director of Product Management here at VanEck. Thank you all for taking time to join us today. As an asset management firm with a deep history in gold investing, we have certainly seen our fair share of questions over the last several weeks as clients contact us to get some clarity around some of the information and misinformation that’s going around regarding the gold markets. So we felt that it was a great opportunity.

to bring some experts together and share our perspective and try to add a little bit of clarity for investors in this current market environment with a lot of unknown factors influencing gold markets, but also help investors think about how they allocate to gold and other real assets within their portfolio, what to consider as they move forward with their portfolio allocations. So today joining us are a few industry experts, some some long time gold market participants here to share their perspective. Joining us from VanEck here in New York is Ima Casanova. Ima is the lead portfolio manager of VanEck’s International Investor Gold Mutual Fund, focused very heavily on the gold mining space. She has many years of experience, over 25 years of experience in the industry, and we look forward to hearing her perspective of how the various...

geopolitical factors are influencing the gold mining space. Also joining us from California is Axel Merck. Axel is the president and chief investment oZicer of Merck Investments. Merck is the sponsor behind the Vanek Merck Gold Trust. So Axel has a ton of experience, not only in macro and gold investing, but also deep intimate knowledge of how market structure is being influenced by current events in the gold space. So, Ema and Axel, thank you so much for taking time out of your very busy day to join us and share your perspectives.

Speaker 3 (02:07.566)

Quick housekeeping note. Thanks, Axel. Quick housekeeping note before we jump into today’s content. You can ask questions. We encourage you to. There have been a lot of questions submitted with the registration forms for this webinar. So this is your opportunity to get Axel and Ema’s perspective on the market. there is a Q &A window on your screen. Feel free to submit questions throughout today’s webinar. We have some prepared remarks, but we have left plenty of time for discussion, and we hope to have a very engaged conversation around today’s topic.

Let’s start with the gold markets. Axel, I’m going to turn it over to you and perhaps you can shed some light on what has really driven gold prices higher, not only over the last several years, but in particular in 2025 as we’ve seen gold hit all time highs, seemingly multiple times throughout 2025 and we’re on pace for another impressive day today in the gold markets.

Sure, thank you, Brandon, and thanks to Vanek for having me. We’ll dive into some of the distortions and peculiarities of what’s happening in the gold market a bit later in this presentation. But for now, you’ve heard a bunch of things about gold. The one thing I’d like to point out, gold does not change. It’s the perception that gold changes, the price of gold changes. And an abstract way to look at gold is that gold ultimately competes with a currency, competes with cash. If investors believe that it compensated for holding cash, then why hold gold? But if they believe the purchasing power of the currency is under pressure, that’s an incentive to buy gold. And then with that, maybe let me group the diZerent sorts of gold buyers that I see. One is the one concerned about the purchasing power of the price of gold. And the one thing I’d like to point out is as much as half the country is excited about eZiciency and cost cutting. I think just about everybody would agree that the big entitlement reforms that are really the biggest concern about long-term fiscal sustainability are not on the table. And similarly for the tax cuts that are due for renewal in order to get them through, odds are that gifts are going to be given, meaning that fiscal discipline is not the top priority.

Speaker 2 (04:26.196)

And that kind of plays into the fear that the purchasing power of the dollar might continue to erode over time. The other type of buyer that we see is the diversification buyer. And with equity valuations broadly considered quite high for many, the question is how do you diversify? And gold is but one of the beneficiaries in that spectrum. We’ll talk in a second about central banks. But the other gold buyer that actually hasn’t been around as much is the speculator.

It used to be that speculators really loved the gold market, the gold mining market as well, less so right now because there are other opportunities such as meme stocks, the MAC 7, digital currencies, whatever you might want to call it. so that buyer may well come in and that may also be a seller on the way down if there’s a downdraft. And so all of this together though in recent months has has been a quite extraordinary environment for gold. And some of it goes back to more on the fundamental side. I mentioned the purchasing power and the competition to cash. Historically in an environment when the Federal Reserve has kind of gone through peak rates and is on the way down, that perception helps the price of gold. And the pricing mechanism in gold, just like any other, is a discounting mechanism.

So the level of rates are less important than where we might go. Just as the feel of a recession, and this is, we’ve probably had the most forecast recession ever, the fear of a recession is positive for gold, because in a recession, historically, central bank would take cuts in a more pronounced way, and that is more readily reflected in the price of gold. If you had a hard landing economy, then traditional equities tend to do less well.

And so the fact that we haven’t had a recession doesn’t cancel that story because that threat of a recession just gets pushed out. And so in some ways, there’s a somewhat of a Goldilocks environment for the price of gold.

Speaker 2 (06:36.066)

Brandon, if you want to go to the next slide.

Speaker 2 (06:40.66)

Here’s a slide on central bank buying of gold. And of course, it goes back to 1950 here. The one thing I would like to highlight, and we don’t show any of this slide, is that correlation of gold to real interest rates has somewhat been breaking down. I talked just about how gold competes with cash, how it’s been breaking down versus inflation expectations, or even as rates have moved higher.

price of gold has done well. And one of the reasons and that’s why I tie it here to the central banks is ever since we have increasingly, I’d say weaponized the dollar, central banks of countries that aren’t necessarily the best friends of the US have had an incentive to diversify the dollar holdings. And I’m not suggesting that they necessarily dump all their dollar holdings. I’m not suggesting that pile all their reserves into gold, but gold is a beneficiary of that trend. And the gold market isn’t that huge. And so it does make a diZerence. And so the central banks have been a key contributor. And the question is, of course, well, what about if the central banks aren’t around, what’s going to happen? Well, for the time being, that appetite seems to be there. And a fun fact, if you want to call it such, we just had the Chinese New Year. And during that week,

Chinese central bank presumably was not in the market, yet the price of gold rose during that week as well. So they’re not the only driver, but it is a very, very noteworthy driver. Let me pass it back to you, Brandon.

That’s great. We’re gonna talk a lot about more current events that we’re reading about. mean, there was a Wall Street Journal feature today just about airplanes shipping gold to and from London to New York and with Switzerland in between. But before we get into that topic, Emo, we’re gonna talk about miners, but maybe, you you’re speaking with clients daily and gold miners all the time. Are there any other, you know,

Speaker 3 (08:46.178)

gold drivers or any other points on gold markets that you’d highlight for our investors?

Yeah, no, I very much agree with Axel’s view and just sort of a perfect storm for gold in 2025, at least at the beginning of this year with everything that’s going on. I do think I agree that central banks will continue to be a driver. They hadn’t necessarily historically been a major driver, but have certainly positioned themselves in the last few years as significant driver of gold prices. I would say what the gold has been lacking is not just speculators like Axel said, but overall investor interests out of the West. And we’re seeing a pickup of that investor interest, investment demand picking up in 2025. And so with that sort of additional demand from what has been historically the main driver of gold prices, investment demand, we are very constructive.

on the gold price in 2025 and longer term. So, you know, I know you wanted me to talk about miners, so if that’s okay, I’ll jump right into that. With such a constructive view on gold, we have an even more, I guess, bullish or constructive view on the miners. It is in secret that the equities have been lagging gold for the past several years. Looks like we’re seeing a reversal of that in 2025 with the equities outperforming gold. Near today, very strong performance in the first month of the year and so far as gold reaches new highs. And that’s really as a gold, primarily gold equity investor, what I’m focused on. I know you guys also wanted to touch and sort of

Speaker 1 (10:46.614)

what’s happening with tariZs and the impact. The tariZs as far as impacting the miners doesn’t really keep me up at night. TariZs and all the uncertainty and this administration’s sort of unpredictable policies going forward are part of the reason obviously investors are turning to gold as a safe haven. All the volatility and uncertainty that that’s creating is benefiting all. And that’s really what

I’m excited and focused on when it comes to gold miners, it’s a rising gold price that should translate into significant outperformance by the gold equities, not just because in general, rising gold price should lead to outperformance given the equities leverage, but also considering what levels the equities are coming from relative to gold. But I’ll address some of the things, like I said, primarily just focused on the slide that is showing there is the only slide I’m showing because I think it’s the only sort of relevant slide. It’s just how margins are expanding and the market in a certain way has been ignoring that. And I do make an extra point when it comes to the gold equities and why they’re so unloved and there’s still very little interest in the equities despite record gold prices in the last couple of years. And it is that precisely that investor, that demand center that’s been lacking, the investment demand is what drives these equities. And so as investors return, we see the gold equities perform as they should, displaying the leverage that this slide implies, which is, yes, costs have increased. Clearly, we highlight that in this slide, but the gold price has more than kept pace with those increases.

translate into increased margins for the equities. And that’s what I’m focused on. That 2066, 2661 level is about to become closer to 2900 for at least this first part of the year, which obviously will translate into margin expansion. With that said, when we look at the other side of the equation, we’ve got the revenue side supported by right single prices. When we look at the other side,

Speaker 1 (13:12.534)

on costs, there are some things to consider when it comes to tariZs. The main ones that I can think of, and obviously this is complicated and volatile depending on what actually gets enacted or not, but there will be pressures, whether it is from inflation, depending on where you’re operating, the miners won’t be, they will be exposed to inflationary pressures if the inflation were to pick up from here, not just in the US, but globally.

So both on the cost side and on the operate on the capital cost side, we could see some pressures from there. Upsetting those pressures and importantly, and this is probably the part that I’m more focused on is depending on when this tariZs are and the impact on the currencies of each of these countries, the cost base actually of a lot of these producers that, you know, producing a lot of gold in Canada and in Mexico and Australia and all around the world. If those countries are the receivers of these tariZs, we could expect some currency depreciation, which in turn translates into lower US dollar denominated costs for a lot of those producers because a lot of those costs, operating costs are denominated in local currencies. So we could see some oZsetting forces potentially actually driving down costs for those producers outside of the US. So that’s on I guess, brighter side and they’ve said inside. If you’re in build mode, so jurisdiction is important here as we look at how currency plays out across the globe, currency moves. And then the other part is are you building something? Obviously, if you’re in build mode, if you need equipment,

If you need steel, if you need the stuZ you need to build a gold mine, then you might be more exposed to those costs, increases and pressures coming from having to import and how those tariZs eZects translate. So that’s something else that I would recommend investors to look at as they look at diZerent gold equity positions. I did spend some time, although like I said, I don’t really spend time thinking about it, but I did take the time to think about

Speaker 1 (15:34.06)

directly how some of these tariZs could impact producers of gold, the gold miners as far as their ability to sell their gold. And it’s obviously very tricky, but what I can say is that the main impact would be clearly on those US-based producers who...

there is refining capacity in the US. So, and obviously there is enough demand to keep a lot of that gold in the US, but there isn’t enough capacity to process all of the US produced gold, which means a lot of these miners are sending their gold to Switzerland or China or India or Canada or Mexico to get refined. so potentially those companies with production in the US that might be have contracts that are linked to exporting this gold and obviously being imported into countries that could have retaliatory tariZs against the US could put some, you know, discount or realize prices for gold in the US producers. I’m again, not too concerned with that, but it could be another factor aZecting sort of the revenue side of the equation for this miners. Like I said, I think a lot of the It’s driving gold here. It makes me think that gold price increases are very likely to oZset any of those cost pressures that could result from the current trade environment. And so we remain very constructive on the cashflow generation and margin expansion for the equities, supporting a rerating of the sector.

Thanks, Eima. Have you seen any, I mean, I I think tariZs are obviously very speculative. There have not been certain tariZs put into place beyond some broad-based metals and some other actions, but so it seems like a lot of the movement in the gold market is preparing, speculating for potential tariZs. But have you seen any, I mean, I’m thinking of in the gold mining space, geographical exposure. Have you seen any short-terms?

Speaker 3 (17:49.368)

kind of speculative movement that has been driven by tariZ expectations like South African miners, for example, are they performing better than Canadian miners? Or is there any any market punishment on the short term?

Not on the gold equity side. I’m sure Axel is going to cover the chaos in a way that it has cost in the physical gold markets. All these expectations are on tariZs. But there’s nothing really that I can see as impacting the gold miners directly or valuations related to this tariZ talk yet. Like I said, I would focus on impact on the currencies and local currencies for these producers. That’s probably the main factor coming out all this as far as their profitability.

Okay, excellent. Thank you, Ema. That’s a good segue because we do want to talk about gold market. I think that’s what’s driven a lot of folks to join us today because there are headlines seemingly every day right now about the bottlenecks that are being experienced in London and as cautious investors or banks and other entities are trying to move gold from London potentially to New York and the two diZerent hubs, if you will, for the gold market. So Axel, you’ve had lot of conversations with market participants. Of course, you’re involved in the day-to-day operations of a gold bullion ETF. So why don’t you share your perspective and then we’ll talk a little bit about that ETF, the VanEck Merc Gold ETF ounce, OUNC as the ticker and any implications that might have for this ETF.

Speaker 2 (19:26.062)

Sure. Well, we started this Goldell ETF in 2014 after three years of development work. And the reason it took us three years is because there were some innovative features. We looked at all the other gold products and figured there were lot of criticisms in the blogosphere. How can we address them? We learned a lot by studying these visiting vaults around the world. This is 2015. I believe it is late 2015. We worked with Vanek on this product.

And this product was designed to withstand the crisis, withstand disruptions. And in some ways, what’s happening right now has some similarities to the pandemic where there were some squeezes in supply chains and whatnot. But before we talk about what we do at, we call it ounce, we refer to it by its ticker symbol. Let me, and by the way, ounce.

performs exactly as it should to just put that as a heads up and everything works very smoothly there. But let me explain a little bit of what is happening on the physical gold side. The threat of tariZs has gotten numerous market participants to decide that they would like to have the opportunity to have gold delivered via the COMEX. Historically, a lot of these deliveries happened via London, but hey, if you need to pay the import duty, why not skip that by doing this via Comix? And so many have noticed that inventories at Comix have grown substantially. when we talk about the gold market, we’re talking about the physical market. And you may recall several years ago, we had the all futures turned negative. And it wasn’t that oil was suddenly free, but there was a bottleneck. Storage was tight. And so what’s happening in the gold market is not exactly the same, but the small print matters when it comes to these things. So first of all, in London, institutions hold what are called London bars. Those are the big James Bond looking bars, except Comix doesn’t accept London bars. And so in order to get gold,

Speaker 2 (21:47.992)

from London to the US, it makes a detour via Switzerland where the gold is refined into kilobars. Now to take it up front, there is no squeeze in capacity on the refineries. There is plenty of air cargo capacity. There’s also plenty of capacity on the ground to ship the ground. those processes have been working well. The bottleneck is the Bank of England. And the reason why the Bank of England is one of the larger holders of gold, mostly for central banks, but over the decades, in recent decades, they have increasingly been holding gold for clearing banks, for commercial users, sovereign wealth funds and others.

already years ago when I visited the vaults, they were saying that the inventory system at the Bank of England is antiquated. It’s a government run institution, and it has the hallmarks of a government run institution. what they do is, you would think that holding a gold bar is a trivial matter, but when you have thousands of them, it matters how you organize your gold. When you go to one of the big commercial banks to the clearing banks and visit their vault, the gold for one client is on one pallet or maybe a series of pallets, very easily identified. They have an inventory system where they can tell you within a few seconds where the gold bar is based on a specific serial number. Well, Bank of England also has gold. They also kind of know where it is, except that the gold might be scattered throughout the various vaults they have in London. and any one of the pallets may have gold for several clients, which means, yes, they can get your gold if you say you would like to have your gold taken out of the vault, but it takes a while. So the, I’m not going to speak here for all the clearing banks here that are involved, but it.

Speaker 2 (24:08.59)

Typically, they say, hey, if you want to have five tons of gold in a day, no problem. And maybe we can give you more. And the Bank of England has diZiculty supplying the right amount of gold for every client that comes. The other thing that the Bank of England does is they want to treat everybody equally. And while that sounds great, it means that the clearing banks don’t get any precedents. And the clearing banks are the ones that facilitate many of the processes that happen.

The other thing, and I’m trying not to get too technical, but when you hear about the price of gold, what that actually is, is the price of gold of a London bar in the clearing system in London. And the price of gold anywhere else might have a slightly diZerent price. So I give all this context because now we have all this gold that is being sucked out of London.

which is all fine. And by the way, at this stage, the processes are working, but there is the fear that these terrorists might get, and by the way, people don’t think these terrorists would be in there forever. They think they could be kind of swept up in a, in a broad executive order, and then it would be sorted out down the road. But the fear is that they might run short of gold in order to supply that for the normal functioning of that market. Now,

There’s a solution to that and it’s called the market price. When there’s less gold and there’s high demand, the price is higher. And I’ll pause here because I’ve probably talked much more than I should. I will talk about what the impact might be for the gold exchange rate of products specifically. But let me just pause here and Brandon, I can dive into ounce right now or if you want me to clarify something what I said.

Well, I just want to recap because there’s a lot of really good information and you correct me if I mischaracterize anything, but there are bottlenecks and this is being driven by the potential for gold to be wrapped into some form of tariZs. you’ve got investment demand in the US to get gold out of London that could be subject to potential tariZs, but it’s all very speculative. that process works. in the case of Bank of England, they’re an old

Speaker 3 (26:31.082)

establishment that takes time to implement some of these withdrawals of gold, if you will. So that has generally been the bottleneck. There’s been lot of speculation that, your point, Axel, that they’re running out of airplanes and the refineries are overwhelmed in Switzerland. But to your point, that does not appear to be the case. It just simply seems to be the older processes in place that are implemented by the Bank of England.

this has happened before, maybe I think that’s worth mentioning. mean, in the pandemic, the global pandemic in 2020, we saw kind of a dislocation between, as you said, the market price of gold and various markets relative to the London price of gold. generally, we tend to think that these things will work themselves out because markets tend to work themselves out. I guess that would be how I’d characterize your statements. Is that fair?

Yes, and the bottlenecks were diZerent places in the pandemic. so should we maybe jump into what does it mean for the gold exchange data products? Because that’s a question that has arisen. And before I talk about ounce specifically, and again, can’t talk directly about the other gold products. But many people are under the mistaken impression that products like ours go out and buy gold in order to facilitate the issuance of shares. That is incorrect. We don’t ever buy gold to create shares and similarly we don’t sell shares and we don’t sell gold. Instead what happens and the processes diZer in nuances that I think are important but for purposes of this, shares are issued when gold is delivered to the fund, to the trust.

Indeed, one diZerence between Ounce and the other exchange-traded products is our objective in Ounce is to facilitate investors to hold gold through the trust and enable deliveries of the gold should investors request that delivery. For us, it’s only the secondary objective to track the price of gold, which means we care absolutely 100 % foremost that the gold is there on an allocated basis.

Speaker 2 (28:49.806)

for our investors. And it also means that we are very strict in only authorizing the issuance of shares once the gold has been delivered to the trust, the custodian confirms that gold has been allocated, and then only can the shares be issued. And in the theoretical scenario that there might not be any gold, so to speak, then no shares can be issued.

Now, what happens now in a practical scenario where there’s indeed a concern that maybe there isn’t enough gold around? First of all, the general principle applies that the price would adjust. And specifically, if there were to be enough gold to facilitate gold going out, but not enough going in, the spreads would widen in the market.

And so that is something that could happen and you would see it in the spreads and it would happen across all the major or all the gold exchange share products because the liquidity of any one of these products is as good as the market makers ability to hedge themselves. And that is why pounds like other gold ETFs have a typically a one cent spread or super tight spread. And as we’re talking, the spread is a cent.

It widens, by the way, a tiny bit around the release of major economic data because of the uncertainty, economic uncertainty. as far as if you see the spreads widen in other gold products or in all the gold products, that means that there might be a more serious crunch in getting gold into the major custodians. As far as we are concerned, our role is to hold the gold on the behalf of the investors. And that’s not going to change. It’s also not going to make it more expensive to acquire the gold because again, we don’t buy the gold. The shares just get issued and the shares correspond to a certain number of ounces. So that relationship will always be there. And then to just, I can take it a step ahead on the next slide here. We have caused that ounce have this very unique feature.

Speaker 2 (31:07.234)

that we facilitate investors taking delivery of gold. And to take that upfront, none of what I’ve said aZects that process in any form or shape. Well, with a tiny, tiny caveat that I’ll mention in a second. But we decided when we designed this fund that we allow investors to take delivery of the gold. Now, most investors never ask for delivery, but

We have seen that the investors in ounce tend to be more long-term investors because they appreciate the optionality. And actually you can see that we don’t have a slide on that, but ounce has steadily been growing in market share. especially last year, you may have heard that a lot of people are interested in physical gold, not so much in paper gold. Well, ounce was for many months from what we have seen, the only gold ETF that was growing and others had redemptions and whatnot.

And we’ve continued to gain market share. And the reason is that we have the deliverability features. People do take advantage of it, not on a huge scale, but they do take advantage of it. works. And indeed we have never patented on the process because it’s not trivial to allow investors to take delivery because the big institutions don’t know retail. And so we don’t ask for a passport or anything like that. We can piggyback on the on the fact that your client of your broker and through that facilitates a delivery. In any case, what happens when gold is delivered, investors have a choice on whether they want to take a London bar, which almost no retail investor will ever want to have because they’re really only suitable for institutions. And so we facilitate an exchange into coins. The coins are subject to market demand and availability.

This is the current list. We update that periodically. And of course, if you have a coin that could be subject to tariZs, it could be that the premium of that coin rises. That is something that’s out of the control, but there are of US coins as well. During the pandemic, by the way, some of these coins were scarce. We were able to facilitate deliveries throughout the pandemic. And the typical

Speaker 2 (33:32.52)

And by the way, the reason why the London bars and the price of London based on the London bars tends to be the cheapest is because the London bar is cheaper to produce. If you look here on this table, the purity of a London bar is a range of 95 to 99.99%, which means the eZort to create a London bar is less than these other bars where you have typically 99.99%.

A bar tends to be cheaper to produce than a coin that has a beautiful image on it and whatnot. And so there are reasons why there are premiums for those. If you look closely, it turns out that for any decent volume of delivery, like 15, 20 ounces, we are often less expensive than buying a coin through the dealer. And the reason is that we oZer this as a service rather than a profit center. And the reason it’s not cheaper for lower quantities is because we have this application fee. We have to pay for to retire the shares to facilitate the gold delivery. But it’s a it’s a process even though we don’t have many of them. We take it very seriously because we want investors take delivery. And then one of the things before I pass it back to you, Brandon, and then maybe open up for questions here in a minute. Many people are not aware that when you take delivery, that in itself is not a taxable event. Because

The only thing you do is you take delivery of what you already own. You have a pro-rater ownership of the gold held by the trust and you’re just swapping it for a coin. And the types of coins that are available are coins, and we’re not giving tax advice here, but are the coins that the IRS considers equivalent. And so that is in itself not, of course, if you take it out of retirement account, it’s a withdrawal, right? But the otherwise taking delivery of all of the goals in itself is not a taxable event. Brandon, back to you.

Speaker 3 (35:33.986)

Fantastic, thank you Axel. I want to do my due diligence and display some disclosure slides before I forget because they’re extremely important. But I think it’s a good segue briefly to talk a little bit about allocation to gold. you know, we’ve got a lot of investors that have submitted a lot of really good questions during this webinar, so clearly tuned into gold. But I think

I think many investors acknowledge gold and commodities or other real assets, broadly speaking, as valuable portfolio allocation tools. But I think many probably struggle with how to right size that position within a portfolio. So at Vanac, I do want to mention we put a ton of thought into that. We have a whole team here at Vanac, a multi-asset solutions team that is looking at various asset classes across the market and because of our deep tradition in commodity investing are looking into portfolio allocation availability and right sizing positions. So I do want to point investors that are interested in gold but might not know how best to allocate to gold to some options that we have here at Van Ack and you can read up on these options.

On our website, VanEck.com, we have various models and diZerent strategies that can make these decisions for you. You can kind of outsource those decisions because we very much believe in gold as a strategic allocation. And you can see on screen right now a strategy, a real asset strategy that is looking across the real assets in a very active way to allocate to various real assets in the market. And ounce happens to be the largest holding of that strategy right now that’s available not only in an ETF wrapper.

but also in model portfolio. And then of course, VanEck oZers a wealth builder model portfolio oZering that helps investors allocate to many diZerent asset classes with diZerent risk tolerances. And just to put context into how gold fits into various portfolios, the allocation to gold ranges from about 2 % to 4%.

Speaker 3 (37:57.134)

for many of the allocations that are oZered and model allocations that are oZered from our wealth of portfolios from conservative to moderate to aggressive risk budget. So real assets, gold specifically, we very much believe have a role in investors’ portfolios. And we believe that if you’re not willing to make that allocation decision on your own and are looking for guidance, we try to make as many resources available to you.

So I encourage you to visit our website. Some links should work their way into the chat within this webinar so that you can find resources. One last thing I will mention as it pertains to allocations to gold, that same team, our Multi-Asset Solutions team did a nice white paper late last year that really dove into gold as a strategic allocation and where it fits within a portfolio. So we’ll also make that link available to you as well.

can read a little bit more on at least how VanEck views gold within a portfolio. But with that being said, Axel, maybe I can start with you and I’m sure you’re dealing with this conversation because you’re not only looking at physical gold markets, you’re also very much involved in the mining space. How do you position gold for the folks that you speak with as part of a broader allocation?

Yeah, thanks, Brandon. And yes, just for those who joined later. So I’m a guest here. We are the sponsor of Ounce. I work with Venech. We have our own Merck Investments company where we manage 1.9 billion in gold and gold miners. So we do cover the same sort of space and questions. In my experience, a lot of investors are either gold or gold mining investors, and not necessarily both. Now, I happen to be a significant investor in both. And of course, many investors are, but certainly not all of them. And I think the reason is that the risk profile and the motivations tend to be diZerent. And I’ll just speak here for myself, and I trust Ima is going to have some complimentary other thoughts, and feel free to contradict me. But the price of gold historically has a volatility around that of the equity markets of the S &P 500. It can go higher. And it’s

Speaker 2 (40:16.074)

And as I indicated earlier, the types of investors that buy gold, I’m not going to repeat that here, but in that sense, it does serve a diversification function in the context of having volatility that’s similar. So it tends to be more defensive investment because our speech is regulated. We cannot say it’s safe because the price varies when it comes to be priced in US dollars. When it comes down to the gold miners, the gold miners, tend to be significantly more volatile and they have significant management risks. We’ve talked about the risk of terrorist, there’s cost risk when the price of gold goes up, often the cost of mining goes, of commodities goes up, can impact margins and whatnot. But on the upside, opportunities can also be tremendous. And so it tends to, on the one hand, attract a more speculative investor. On the other hand, when it comes to allocations, in some ways, with a

Small allocation, you can get more bang for the buck. And so we have seen investors use these, products that we have and presumably have similar experience, and then use these products in varying ways. One experience that we have is that the smaller asset allocator tends to have more conviction, tends to take bigger positions, especially when it to gold miners. Some take quite significant positions.

Whereas bigger shops, tend to have a more rigorous model. there, if anything else, they tend to be sometimes confused with the volatility that is quite unique to the space. But Ima, you probably have some additional thoughts on this. I’ll pass it on to you.

Yeah, definitely nothing conflicted with that. I very much agree that the appetite is diZerent for gold than it is for gold miners. And, you know, we’re often asked what the right mix is, what percentage of a portfolio. And I agree that I feel like a combination of both could, might be the optimal. Clearly,

Speaker 1 (42:30.796)

The gold equities, I like to say they’re not for the faint of heart. They come with the potential for higher returns in un-cold, right single price environment, given their leverage to the metal price, but they also come with a lot more risk and a lot more volatility like Axel highlighted. I think what’s key for the miners sort of why you should despite of that, should consider mining a miners allocation. do think investors with the rise risk profile should consider an allocation to coal mining is the point I made before and just how undervalued relative to the metal the miners are today. So I think today is a unique opportunity despite the volatility that will come with owning the miners on the higher risk. I think the downside could also

It doesn’t look, it looks protected right now. And so I do encourage investors to look at a combination of both gold, bullion and equities. When it comes to percentage, we’ll also ask, Brandon referred to that two to 4 % in some of our strategies. I think when we’re asked that to feel the true benefits, which that white paper highlights in detail of owning.

gold bullion in specific or any gold as an asset class, you probably need around 3 % at least or something to see the risk adjusted benefits to your return, higher risk adjusted returns to your portfolio and some of the other benefits, you need probably at least 3%. I’ve seen 10 % as sort of a maximum allocation. So maybe 5 % is sort of a sweet spot and.

I do think a mix of both gold equities and go bullion is appropriate. I do also think, especially in this current markets, feel, know, go bullion seems like a natural first step into gold as an asset class, perhaps then followed by the miners once investors get more familiar and comfortable with gold as an asset class. I also think it’s important to

Speaker 1 (44:50.542) point out that looking for exposure in the gold miners by owning individual equities, it’s very even more risky and more volatile. We recommend a sort of basket approach, whether it’s through some of our products, but a mutual fund, a basket approach to owning this miner so that it is a diversified portfolio.

and those risks are managed.

You may, we got a question in those probably sparked from your comments in the kind of the middle of the webinar and a follow up question that was very similar as it related to dividend payments from miners, but maybe you can address this given the margins and expanding margins that you highlighted the profitability of miners. What are they doing with their excess free cash flows adding increasing dividends, special dividends, buybacks, &A?

Yeah, no, those are great questions and one that we asked often that were asked by our investors and our clients and that we ask of companies, obviously what their capital allocation priorities are. And we’re in an environment where because these companies are producing a lot of free cash flow, there’s obviously more that is going to go into exploration and development of these companies, perhaps, you know, exploration in particular.

you know, wasn’t getting a lot of attention. Some cash will go to that. But miners are being very disciplined as far as locating growth capital. And what that means is they’re also being more aware that shareholders want some returns. so dividends have increased, dividend yields have increased significantly for the sector, for those dividend paying companies. And what we’re seeing a rise of, and we were discussing this internally today, because some of the

Speaker 1 (46:44.842)

major larger companies have been started reporting this week. It’s the buybacks. Share buybacks as a form of returning capital to shareholders is becoming increasingly more popular. And I think that’s because, you know, setting a dividend, a sustainable dividend can be very tricky. is key that once a company sets a dividend, they don’t have to reduce it or eliminate it.

and that can be challenging with a gold price cycles. Buybacks are put in place and it gives the companies a lot of flexibility as to when they can buy, how much they can buy, and yet they achieve the same result. So there is a lot of focus in buybacks. There is focus on increasing dividends as we see the gold price increase. And more importantly for me, there is very disciplined approach to deploying capital for growth.

Thanks, Axel, maybe you have some thoughts to share on this topic as well.

Yes, the only thing I’d like to add is, and maybe this comes from us at Merck Investments focusing more on the junior miners, the scarcest resource in the mining space may well be good management teams. And the reason I say that is that it’s very diZicult to find management teams that get the gold ground on time and on budget. And the reason I say that is that when it comes to having free cash flow and when

I don’t know whether you have the same view on that or not, but the way we think about it is that we are more than happy to trust that management team to go out and find additional gold if they have a proven track record and otherwise we don’t want to be associated with them at all. Because gold is ultimately a depleting asset, rapidly depleting asset. so they need to in order to, and that’s one of the things that we kind of are struggling with, it’s just so diZicult to replenish all this gold.

Speaker 2 (48:41.342)

And so while of course we’re happy when dividends come, to the extent that they redeploy that money to have additional exploration and development, obviously it depends on the situation, but for the most part, we are positively inclined because they know what they’re doing, so to speak, and that’s why we gave them that capital in the first place.

I agree 100%. I think I won my last webinars, I say you can’t have your cake. needed to. You know, can’t demand growth. And then also demand that companies give you all the capital back. This is a capital intensive industry. And to grow lives of the mines to add assets to bring new projects into production, they need to deploy that capital. think what is important to consider is that this sector is trying to attract broader, not the specialists like me and Axel who understand all of this, but the more generalist investor that is perhaps concerned with how some of that capital was deployed in the past to your point of management team quality. And it is a very fragmented sector and which means a lot of assets in a lot of hands rather than in the best hands. And so the companies have to walk a very fine line between doing what they’re supposed to do as a growth sector and also keeping shareholders happy that at least they’re getting some of the capital until at least they restore that trust that they will invest the capital in the best way and with the highest returns.

Excellent. Axel, I’m going to come to you with this question and it’s something that has come up forever, at least since I’ve been working with you on ounce. And it’s been in the press a lot around this London situation. So unallocated versus allocated, this concept of paper gold, what kind of exposure to unallocated gold is in ounce? Can you explain that for those that may not be familiar with that physical market nuance?

Speaker 2 (50:52.488)

Yes. So in the gold space, there are these notions of allocated and unallocated gold. Something that’s held on an allocated basis means that it is your gold, meaning it is the trust gold. And because of the trust structure, the investor holds the pro-radar ownership in gold. Unallocated gold is so-called paper gold. It’s commingled with the liability of typically the bank or whatever it may be.

But even gold that’s held at a bank, if it’s held on an allocated basis, that means that that gold is held on behalf of that client. And the reason why we are holding the gold in London the way we hold it is because London has an established history of what allocated gold means. Switzerland is a nice place. I used to live in Switzerland.

But the rules change in Switzerland all the time. And so as much as I love Switzerland, the law is actually steadier and more reliable in London with regard to allocated gold. As far as unallocated gold in ounce, well, the minimum size of a London bar is 350 troy ounces, the maximum size 430 troy ounces. It’s just that these that’s the specification of a London Bar. And so we are allowed to hold up to the size of a London Bar in unallocated gold. If I have it correctly, I think we currently have 20 ounces of unallocated gold. That’s in contrast to 474,000 ounces in allocated gold plus, and by the way, if people don’t think in ounces in that magnitude,

That’s just under about 15 tons of gold that the Hound currently holds.

Speaker 3 (52:54.926)

Thank you, Axel. Here’s an interesting one. as a at Van Acc, we’re very focused on innovative areas of the market. So it’s appropriate. talk a little bit about Bitcoin route, right? And Axel, I know you can follow that the space as well. So, Ema, maybe I’ll start with you because it’s specific to gold miners. It’s a kind of a parallel to Bitcoin and Bitcoin miners. But the question came through from James. Why don’t gold miners hold gold on their balance sheet like many Bitcoin miners hold Bitcoin. Any thoughts there?

Yeah, we see sometimes it’s not a common practice for gold companies to just keep it in inventory. It happens sometimes depending on deliveries for the quarter. It might sit in there. But generally, and especially in this, I think, environment, even with the expectation that perhaps by many of these miners that the gold price might increase from here, the practice has always been to realize that cash into revenues for the quarter when the goal is produced. I think I’ve asked that question to some of the companies and I personally prefer as an investor that they realize their revenues as they happen and then can decide what to do with that capital rather than sitting in the balance sheet.

You know, the market is obsessed with cash flow and free cash flow today. What are you doing for me? Like in the next six to 12 months. So I don’t think the market will receive wealth, gold just sitting in the balance sheet, especially when markets might still, you know, feel that, you know, are still, I think, uncertain of how sustainable gold prices are at these levels. It’s the same thing with hedging.

Speaker 1 (54:58.178)

You know, should coal companies start to hedge here with 2900 gold? Well, as I can tell you, as gold investors, that’s the last thing we want because we’re owning these gold equities to get full exposure to the gold price. So we certainly don’t want to see any increase in gold hedging across the sector so that we retain that leverage.

By the the smaller explorers and developers, often only have funding for year two, so they don’t have the extra cash to put the stuZ into gold. Also, just like any investor, what money do you put, quote unquote, at risk if you need it for your operation soon? If your payments are based in Canadian dollar, whatever it is, you don’t want to, quote unquote, speculate with that, even if you believe in it. But since we’re talking about pounds,

One of the features of the Van Eckmer Gold ETF is that the sponsor fee or the management fee is that there’s no gold sold for that. Instead, we get paid in gold or more specifically, shares are issued for the purposes of paying the sponsor fee. And so we, I don’t think, have ever held any gold on the balance sheet of the trust and we don’t need to.

because we pay for all the expenses as the sponsor and then once a month we get paid in it. Little fun fact, Merck Investments, we have some ounce shares, of course we need to sell them sometimes to pay for operations, but we hold gold on our balance sheet and so we certainly believe it, including physical gold I have also on our balance sheet. But that’s simply, but I’m not a mining company, right? We have the luxury to do that thing because we believe in it.

Or as Ima points out, operational businesses, they need to have the turnover. They need to recycle the gold, so to speak, to reinvest in the business.

Speaker 3 (56:55.79)

That’s great. We’re coming up on time. So I just want to leave a little bit of time to thank you both for joining us. This has been very insightful. There’s been so much speculation. I think the big takeaway for me is the gold markets are not imploding. There is gold. It’s not as though gold has disappeared and there’s not enough gold for ETFs and other central banks and everything like that. But there may be volatility ahead and of course uncertainty around tariZs don’t help with that. With that being said.

Axel Merck, President, CIO of Merck Investments, very involved, of course, running the VanEck Merck Gold Trust. And Ima, thank you so much for joining. Again, lead portfolio manager for VanEck’s International Investor Gold Mutual Fund, a very long-standing, actively managed mutual fund focused on the gold segment, particularly in miners. So if you’d like to learn anything more about any of those strategies, please visit our website, VanEck.com. There’s plenty of links in the in the chat with tons of great content that I hope you all can have some time to review. So Axel, Ima, thank you so much. We really appreciate your perspective today.

Thank you. And by all means, reach out with follow up questions to Van Ecke or Pastor Erly. There is no such thing as a dumb question. Some of these, when it comes to the physical goal, there are sometimes questions and I like to make myself available. I trust Brandon and your team, you make yourselves available as well. So feel free to reach out with follow up questions.

And that is an excellent point because we have a lot of questions we were not able to answer on today’s webinar. So we’ve got a lot of follow-ups on our end. So we will try to reach out to those that ask questions and get information to help answer those as a follow-up to today’s webinar. So again, Neema, Axel, thank you so much. And thank you all very much for taking time out of your afternoons to join VanEck and Merck Investments on this webinar.

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